OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Nexland, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

871503108

(Cusip Number)

Arthur F. Courville
Symantec Corporation
20330 Stevens Creek Blvd.
Cupertino, California 95014
(408) 517-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Timothy G. Hoxie, Esq.
Heller Ehrman White & McAuliffe LLP
333 Bush St.
San Francisco, California 94104-2878
(415) 772-6000

May 13, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871503108	13 D		Page 2 of 11

1.	Name of Reporting Person: Symantec Corporation		I.R.S. Identification Nos. of above persons (entities only): 7701811864

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: N/A

		8.	Shared Voting Power: 32,902,251 (1)

		9.	Sole Dispositive Power: N/A

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,902,251 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 84.9% (2)

14.	Type of Reporting Person (See Instructions): CO

     (1) Symantec may be deemed to be the beneficial owner of 32,902,251 shares of Nexland common stock, which includes 3,900,000 shares of Nexland common stock subject to options covered under the Voting Agreements that are exercisable at the discretion of the appropriate Stockholder within 60 days of May 13, 2003. Symantec expressly disclaims beneficial ownership of any of the shares of Nexland common stock covered by the Voting Agreements.

     (2)  Based upon 34,824,172 shares of Nexland common stock outstanding as of May 13, 2003 (as represented by Nexland in the Merger Agreement) and 3,900,000 shares of Nexland common stock subject to options covered by the Voting Agreements that are exercisable within 60 days of May 13, 2003.

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Symantec that it is the beneficial owner of any of the common stock of Nexland referred to herein for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (“Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, par value $0.0001 per share, of Nexland, Inc., a Delaware corporation (“Nexland”). The address of the principal executive offices of Nexland is 1101 Brickell Avenue, North Tower – 2nd Floor, Miami, Florida 33131.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)  This Schedule 13D is being filed by Symantec Corporation, a Delaware corporation (“Symantec”).

     (b)  The address of the principal executive offices of Symantec is 20330 Stevens Creek Blvd., Cupertino, California 95014. Symantec common stock trades on the Nasdaq National Market (NASDAQ: SYMC). The following information concerning the directors and officers of Symantec is set forth on Schedule 1: name; residence or business address; present principal occupation or employment and the name and principal business address of any corporation or other organization other than Symantec in which such employment is conducted; and citizenship.

     (c)  Symantec is a global provider of a broad range of content and network security software and appliance solutions to enterprises, individuals and service providers. Symantec provides client, gateway and server security solutions for virus protection, firewall and virtual private network, vulnerability management, intrusion detection, Internet content and e-mail filtering, remote management technologies and security services to enterprises and service providers around the world.

     (d)  During the last five years, none of Symantec, or to Symantec’s knowledge, any person named in Schedule 1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  During the last five years, none of Symantec, or to Symantec’s knowledge, any person named in Schedule 1, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

     (f)  Symantec is a corporation organized under the laws of Delaware.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As an inducement to Symantec’s entering into the Agreement and Plan of Merger by and among Symantec, Nebraska Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Symantec (“Nebraska Acquisition Sub”), and Nexland, dated as of May 13, 2003 (“Merger Agreement”), certain stockholders of Nexland, including its officers and directors (each a “Stockholder” and together the “Stockholders”), entered into individual Voting Agreements, each dated as of May 13, 2003 (each a “Voting Agreement” and together the “Voting Agreements”), with Symantec covering a total of 32,902,251 shares of Nexland common stock, assuming exercise of all stock options covered by the Voting Agreements that are exercisable at the discretion of the appropriate Stockholder within 60 days of May 13, 2003. Pursuant to the Merger Agreement, Nebraska Acquisition Sub will merge with and into Nexland (the “Merger”), with Nexland continuing as the surviving corporation.

     No separate consideration was paid by Symantec in connection with the Voting Agreements. However, the shares of Nexland common stock subject to the Voting Agreements are covered by the Merger Agreement. The Merger Agreement provides that the consideration to be paid for each share of Nexland common stock will be $0.5118 after payment to the holders of outstanding and vested in-the-money stock options and warrants to purchase Nexland common stock. The merger consideration will come from Symantec’s working capital. The Merger is subject to certain conditions, including the approval of Nexland’s stockholders, any other required regulatory approvals and the satisfaction or waiver of certain conditions as more fully described in the Merger Agreement.

     References to, and the descriptions of, the Merger Agreement and the Voting Agreements (including the Form of Irrevocable Proxy) are qualified in their entirety by reference to the complete text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION.

     (a)-(j) Once the Merger is completed, Nebraska Acquisition Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Nebraska Acquisition Sub will be merged into Nexland with Nexland remaining as the surviving corporation and becoming a wholly-owned subsidiary of Symantec.

     Merger Agreement. Symantec, Nebraska Acquisition Sub, a wholly-owned subsidiary of Symantec, and Nexland have entered into the Merger Agreement pursuant to which the parties have agreed that Nebraska Acquisition Sub will merge with and into Nexland, with Nexland being the surviving corporation in the Merger. The Merger Agreement provides that each outstanding share of Nexland common stock will be cancelled in the Merger and converted into the right to receive cash consideration of $0.5118 after payment to the holders of outstanding and vested in-the-money stock options and warrants to purchase Nexland common stock. Upon the completion of the Merger, Symantec will own all of the outstanding shares of Nexland common stock.

     Upon completion of the Merger, the board of directors of Nexland will be the board of directors of Nebraska Acquisition Sub prior to the Merger, and each of the certain officers of Nexland, including its Chief Executive Officer, Chief Financial Officer and Chief Technical Officer, will be replaced with officers of Nebraska Acquisition Sub. The Certificate of Incorporation of Nexland following the Merger will be the Certificate of Incorporation of Nebraska Acquisition Sub prior to the Merger and in effect immediately before the completion of the Merger. Nexland’s Bylaws following the Merger will be the Bylaws of Nebraska Acquisition Sub as in effect immediately before the completion of the Merger.

     As a result of the Merger, Nexland common stock will cease to be listed on the Over-the-Counter Bulletin Board and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

     Voting Agreements. In connection with the Merger Agreement and as an inducement to Symantec’s willingness to enter into the Merger Agreement, Symantec has entered into individual Voting Agreements with certain stockholders of Nexland, including certain officers and directors. The aggregate number of shares of Nexland common stock covered by the Voting Agreements, assuming exercise of all stock options covered by the Voting Agreements that are exercisable at the discretion of the appropriate Stockholder within 60 days of May 13, 2003, is 32,902,251.

     Under the terms of the Voting Agreements, each Stockholder agreed to vote (or cause to be voted), and granted an irrevocable proxy to Symantec to vote, such Stockholder’s shares of Nexland common stock (i) in favor of the adoption and consummation of the transactions contemplated by the Merger Agreement, including the Merger, (ii) against any action or agreement that would result in a breach in any material respect of Nexland and Symantec under the Merger Agreement and against (a) any proposal made by a third-party to acquire a beneficial ownership of all or a material portion of Nexland pursuant to a merger, consolidation or similar transaction or the sale, disposal or lease of material assets of Nexland or any similar transaction, each whether in any single or multi-step transaction, (b) any change in the board of directors of Nexland other than in connection with the Merger, (c) any amendment of Nexland’s Certificate of Incorporation other than in connection with the Merger or (d) any action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially and adversely affect the contemplated benefits to Nexland of the Merger and the transactions contemplated by the Merger Agreement. The Voting Agreements generally provide that the Stockholder may not transfer, sell, exchange, pledge or otherwise dispose of or encumber their shares of Nexland common stock, and that the Stockholder will not enter into any agreement or understanding to vote their shares of Nexland common stock in a manner inconsistent with the terms of the Voting Agreement. The Voting Agreements terminate on the earlier to occur of the effective time of the Merger and the termination of the Merger Agreement.

     Other than as described in this Item 4 or as set forth in the Merger Agreement, Symantec currently has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of Nexland or any of its subsidiaries; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Nexland or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Nexland or any of its subsidiaries; (d) any change in the present board of directors or management of Nexland, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Nexland; (f) any other material change in Nexland’s business or corporate structure, including but not limited to, if Nexland is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in Nexland’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Nexland by any person; (h) causing a class of securities of Nexland to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Nexland becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)  - (b) As a result of the Voting Agreements, Symantec may be deemed to be the beneficial owner of 32,902,251 shares of Nexland common stock, assuming exercise of all stock options covered by the Voting Agreements that are exercisable at the discretion of the appropriate Stockholder within 60 days of May 13, 2003. Based on the number of shares of Nexland common stock outstanding as of May 13, 2002 (as represented by Nexland in the Merger Agreement) and the shares of Nexland common stock subject to options covered by the Voting Agreements that are exercisable within 60 days of May 13, 2003, the number of shares of Nexland common stock represents approximately 84.96% of the outstanding shares of Nexland common stock.

     Symantec may be deemed to have the power to direct the vote of the shares of Nexland common stock subject to the Voting Agreements with respect to those matters described in Item 4. However, Symantec (i) is not entitled to any rights as a stockholder of Nexland as to the shares of Nexland common stock subject to the Voting Agreements and (ii) disclaims any beneficial ownership of the shares of Nexland common stock covered by the Voting Agreements. Except as described in this Schedule 13D, none of Symantec or, to the best of Symantec’s knowledge, any of the persons listed on Schedule 1 beneficially owns any shares of Nexland common stock.

     (c)  Except as set forth in this Schedule 13D, Symantec has not effected any transaction in Nexland common stock during the past 60 days and, to Symantec’s knowledge, none of the persons named in Schedule 1 has effected any transaction in Nexland common stock during the past 60 days.

     (d)  Except as set forth in this Schedule 13D, none of Symantec or, to the knowledge of Symantec, any of the persons listed on Schedule 1 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Nexland common stock covered by the Voting Agreements.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

     The information set forth in Items 2, 4 and 5 is hereby incorporated by reference. Other than as disclosed in this Schedule 13D or as set forth in the Merger Agreement and Voting Agreements, to Symantec’s knowledge, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

99.1	Agreement and Plan of Merger by and among Symantec Corporation, Nebraska Acquisition Sub, Inc. and Nexland, Inc. dated as of May 13, 2003.*

99.2	Form of Voting Agreement (including Form of Irrevocable Proxy) between Symantec Corporation and stockholders of Nexland, Inc. (including certain officers and directors of Nexland, Inc.) dated as of May 13, 2003.**

*	Incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Nexland, Inc. on May 16, 2003.
**	Incorporated herein by reference to Exhibit 9.1 to the Form 8-K filed by Nexland, Inc. on May 16, 2003.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2003
Symantec Corporation

	By:	/s/ John W. Thompson
	Name:	John W. Thompson
	Title:	Chairman and Chief Executive Officer

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF SYMANTEC CORPORATION

NAME	SYMANTEC TITLE	PRINCIPAL OCCUPATION	BUSINESS ADDRESS*	CITIZENSHIP

John W. Thompson	Chairman and Chief	Chairman and Chief		United States
	Executive Officer	Executive Officer of
Symantec
John Schwarz	President and Chief	President and Chief		Canada
	Operating Officer	Operating Officer
of Symantec
Gregory E. Myers	Chief Financial	Chief Financial		United States
	Officer, Senior	Officer, Senior
	Vice President of	Vice President of
	Finance	Finance of Symantec
Arthur F. Courville	Senior Vice	Senior Vice		United States
	President, General	President, General
	Counsel and	Counsel and
	Secretary	Secretary of
Symantec
Donald E. Frischmann	Senior Vice	Senior Vice		United States
	President,	President,
	Communications and	Communications and
	Brand Management	Brand Management of
Symantec
Dieter Giesbrecht	Senior Vice	Senior Vice		Germany
	President,	President,
	Worldwide Sales,	Worldwide Sales,
	Marketing and	Marketing and
	Services	Services of
Symantec
Gail E. Hamilton	Executive Vice	Executive Vice		United States
	President, Product	President, Product
	Delivery and	Delivery and
	Response	Response of
Symantec
Rebecca Ranninger	Senior Vice	Senior Vice		United States
	President, Human	President, Human
	Resources	Resources of
Symantec
Tania Amochaev	Director			United States
Charles M. Boesenberg	Director	President and Chief		United States
Executive Officer
of NetIQ
Corporation

NAME	SYMANTEC TITLE	PRINCIPAL OCCUPATION	BUSINESS ADDRESS*	CITIZENSHIP

Per-Kristian Halvorsen	Director	Center Director of		Norway
the Solutions and
Services
Technologies Center
of Hewlett-Packard
Laboratories
Robert S. Miller	Director	Chairman and Chief		United States
Executive Officer
of Bethlehem Steel
Corporation
Bill Owens	Director	Co-Chief Executive		United States
Officer and Vice
Chairman of
Teledisc LLC
George Reyes	Director			United States
Daniel H. Schulman	Director	Chief Executive		United States
Officer of Virgin
Mobile USA

*	The business address for the named person is: c/o Symantec Corporation, 20330 Stevens Creek Blvd., Cupertino, California 95014.

Exhibit Index

99.1	Agreement and Plan of Merger by and among Symantec Corporation, Nebraska Acquisition Sub, Inc. and Nexland, Inc. dated as of May 13, 2003.*

99.2	Form of Voting Agreement (including Form of Irrevocable Proxy) between Symantec Corporation and stockholders of Nexland, Inc. (including certain officers and directors of Nexland, Inc.) dated as of May 13, 2003.**

*	Incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Nexland, Inc. on May 16, 2003.

**	Incorporated herein by reference to Exhibit 9.1 to the Form 8-K filed by Nexland, Inc. on May 16, 2003.